FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 26, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS INCREASES OWNERSHIP

IN ITS SUBSIDIARY IN THE URALS TO 100%

Moscow, Russian Federation – July 26, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the acquisition of the remaining 0.16% of Uraltel, a mobile phone operator in the Sverdlovsk region in the Urals.

In line with its strategy of consolidating the Company’s ownership in its subsidiaries, MTS acquired an additional 0.16% stake in Uraltel for $100 thousand from the fund of the Institute for the Economy in Transition. As a result of today’s transaction, MTS’ ownership in the company increases to 100%. MTS previously held a 99.84% stake in Uraltel through its 100%-owned subsidiary, Telecom-900(1).

The company is a leading mobile operator in the Sverdlovsk region (population of 4.5 million) operating under the MTS brand and providing the complete range of MTS’ national products and services to 1.03 million subscribers as of June 30, 2005. The company’s market share was 34% and mobile penetration in the region was 68% at the end of June 2005(2).

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

(1) Telecom-900 was merged into MTS on June 30, 2005 in line with the Company’s strategy to improve the Group’s efficiency.

(2) The source for all market information in this press release is AC&M-Consulting.

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 44.07 million subscribers. The regions of Russia, as well as Belarus, Ukraine, Uzbekistan, and Turkmenistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: July 26, 2005